SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF LOSS OR THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Managers of

Blinking Owl Distillery, LLC
802 E. Washington
Santa Ana, CA 92701

Ladies and Gentlemen:

1. Background. The undersigned understands that Blinking Owl Distillery, LLC, a California limited liability company (the “**Company**”), is conducting an offering (the “**Offering**”) under Section 4(a)(6) of the Securities Act of 1933, as amended (the “**Securities Act**”) and Regulation Crowdfunding promulgated thereunder. Blinking Owl Distillery I EB (the "SPV"), a series of Wefunder SPV, LLC (the “**LLC**”), is a special purpose vehicle that will invest all of its assets in Units issued by the Company. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available the Portal’s website as the same may be amended from time to time (the “**Form C**”) and the Offering Statement, which is included therein (the “**Offering Statement**”). The Company is offering to both accredited and nonaccredited investors up to 10,625 membership units of its Class B membership units, (each a “**Unit**” and, collectively, the “**Units**”) at a purchase price of $100 per Unit; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $250,000 in the Offering, then the undersigned will receive (i) an “early bird” discount with a purchase price of $80 per Unit, and (ii) a $20,000,000 valuation cap instead of a $25,000,000 valuation cap. The minimum amount or target amount to be raised in the Offering is $50,000 (the “**Minimum Fundraise Target**”) and the maximum fundraising target amount to be raised in the offering is $1,000,000 (the “**Maximum Fundraise Target**”). If the Offering is oversubscribed beyond the Maximum Fundraise Target, the Company will sell Units on a basis to be determined by the Company’s management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the “Portal”). The Portal is registered with the Securities and Exchange Commission (the “SEC”), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a

commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. Closing.

(a) Closing. Subject to Section 3(b) below, the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Minimum Fundraise Target;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Minimum Fundraise Target; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units

involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole

and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m) The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the

rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q) THE UNDERSIGNED UNDERSTANDS THAT DUE TO STATE AND FEDERAL REGULATIONS GOVERNING THE PRODUCTION, DISTRIBUTION, AND RETAIL SALE OF ALCOHOLIC BEVERAGES, THE COMPANY RESERVES THE RIGHT TO REJECT ANY INVESTMENT FROM ANY PARTY WHO HAS AN OWNERSHIP INTEREST IN ENTITY OR BUSINESS THAT IS INVOLVED IN THE PRODUCTION OR DISTRIBUTION OF ALCOHOLIC BEVERAGES. THE UNDERSIGNED AGREES THAT BY ACQUIRING THE UNITS, THE UNDERSIGNED IS REPRESENTED TO THE COMPANY THAT THE UNDERSIGNED'S ACQUISITION OF THE UNITS DOES NOT VIOLATE APPLICABLE STATE AND FEDERAL ALCOHOL LICENSING LAWS AND REGULATIONS.

6. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK.

(a) The undersigned acknowledges that (i) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (ii) the tax

effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (iii) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(b) Key Personnel: The Company's success substantially depends upon the efforts of its Founding Members, D. Brian Christenson and Robin Christenson, who also serve as the Company s Managers ("Managers"). Investors must rely upon the judgment and skills of the Managers. The Company's success also depends upon having a qualified distiller and a talented and experienced chef for its restaurant. Currently, Massimiliano Stecca ("Max") serves as the Head Distiller, and Chef Lou Perez operates the restaurant's kitchen. The Company's loss of the services of any of its key personnel, as well as the inability to recruit, train, and retain any of its key personnel, may have a material adverse effect on the Company's business and financial condition. Due to the pandemic, staffing can be a challenge because so many qualified individuals have left the industry. Furthermore, replacing the head distiller would be more difficult due to the unique skill set. Replacing the Managers would create issues far beyond the Company in that the Company operates based on a license issued by the California Alcohol Beverage Control Board ("ABC"), and under applicable rules and regulations, any change in management would require the ABC's consent.

(c) Risks Inherent in Craft Distilling. As noted, the Company operates based on a license issued by the ABC. The rules and regulations promulgated by the ABC are, by its own admission, as clear as mud. This leaves open the possibility that the ABC, through its use of undercover agents or the interpretation of regulations, can try to find reason to penalize any licensee. The Company has, in fact, had its license suspended over a misinterpretation on the use of the term "reservations". That suspension happened prior to the Covid-19 pandemic, and the Company is no longer subject to any probation, fines or penalties as a result of that issue. However, any Investor should note that the ABC has very broad powers and the suspension of the Company's license is always a possibility. Any suspension of the license would have a detrimental impact on the Company.

(d) Alcohol Related Laws. Alcohol production and distribution is governed by a complex set of state and federal laws that are generally known as "Tied House Rules". These Rules provide for a three-tiered system of manufacturers, distributors and retailers. The Rules are an outgrowth of prohibition and are intended to prevent manufacturers from owning any interest in any distributor or retailer. By law, the Company is permitted to be both a manufacturer and a retailer in that it can sell up to three bottles of spirits per person per day from its licensed premises. However, outside the walls of the Company's establishment, the Company is prohibited from serving as a distributor or retailer. In California, the Company's products are distributed by Southern Glazier's Wine and Spirits, and with Horizon Beverage in Massachusetts. While the Company must rely upon its distributors to distribute the Company product, the Company must work on convincing retailers to purchase the Company's products from distributors. The Company must engage its own sales force to create retailer interest in the product, and the lack of sales

outside of the distillery will have a negative impact upon the Company.

(e) Supply Chain. The Company relies upon various suppliers to produce product ranging from farmers, bottle manufacturers, coopers, and bottle toppers. Disruption in the availability of any of the foregoing materials or product may have a materially detrimental impact on the ability to the Company to produce product.

(f) Climate Change. The Company utilizes locally sourced organic grains to produce product. Due to the ongoing drought in the western United States, the ability of the Company to acquire organic grain may be negatively impacted which would have a detrimental effect on the Company's ability to produce product.

(g) Restaurant. Currently, the California ABC rules provide that if a licensed distillery does not have a dining establishment located immediately adjacent to the distillery, then the distillery is restricted to serving 1.5 ounces of spirits per person per day. However, with a dining establishment, that restriction, is removed. Therefore, the Company's on-site restaurant permits the Company to increase its sales of spirits as well as provide revenue from the restaurant. As such, if the restaurant is shut down by local authorities for any violation, such shut down will have a detrimental financial impact on the Company.

(h) Additional Capital. The Company may need to raise additional capital and conduct subsequent raises throughout the term. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this offering or in the subsequent offerings. It is possible that the Company will need to raise additional capital; to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Company or at all.

(i) Effective Use of Proceeds. The Company may revise the use of proceeds and any other material change of this offering though an amendment to this Agreement, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Investor understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Investor's commitment will be considered cancelled under the Securities Laws. Failure to use the proceeds effectively could have a negative impact the business and financial condition of the Company.

(j) Speculative. The Investor acknowledges that (a) any projections, forecast or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; and such projections, forecasts, and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or

more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his/her own advisors regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Organization, as amended, and the Company's Operating Agreement, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Unit will not result in any violation of, or conflict with, or constitute a default under, the Company's Certification of Organization, as amended, and the Company's Operating Agreement, as amended, and, except as noted in Section 5(q), above, will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its members, managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Units: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

Company

Blinking Owl Distillery, LLC,
a California limited liability company

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved

Subscriber

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership units ("Units ") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "**SPV**" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "**Company Information**" means:

    a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or

accuracy of this information;

b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "**LLC Agreement**"), which sets forth certain specific terms of the SPV;

d. Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

e. The LLC Agreement, which sets forth other terms applicable to each SPV;

f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

g. The Wefunder Investor Agreement; and

h. The Wefunder Terms of Service.

INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "**Wefunder**

Party," and collectively, "**Wefunder Parties**") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of a Unit and has determined that the Unit is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in an SPV.**

2.1. The Investor is acquiring the Unit for its own account, for investment purposes only and not with an intent to resell or distribute the Unit (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Unit unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Unit is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Unit and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Unit, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not

conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Unit given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of a Unit or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("IRAs") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "Plan"), and an individual or entity (the "Fiduciary") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

(i) The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is

consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

(ii) The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

(iii) The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

(iv) The Plan's purchase and holding of a Unit will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "Code"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase a Unit, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

(v) The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

(vi) The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring a Unit or may be required to redeem its Unit or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor’s eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

4.4. Due to applicable laws regulating the production, distribution and sale of alcoholic spirits, all Investors represent and warrant that they are twenty-one (21) years old at the time of the investment.

5. **The Wefunder Parties’ Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for a Unit on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at

all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Units are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Unit in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "Liquidation Event"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Units: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore a Unit cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority, if any, on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "OFAC Maintained Sanctions").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "Prohibited Persons"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. Regulatory Provisions

8.1. The Investor understands that no federal or state agency has passed upon the Units or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "Code") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**.

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV,

any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Units during the period from the Investor's acquisition of the Unit until the Investor's transfer of the Unit in accordance with this Agreement, the LLC Agreement and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and

the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC **as** its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act;

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of a Unit in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which

case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly, the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Units in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Units, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Units that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Units shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Units for any reason or no reason, in its sole

discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Units from **each** Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Units shall be for the greater of (i) the purchase price of the Units, or (ii) the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law; Consent to Jurisdiction**. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the

legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

TERMS APPENDIX FOR THE PURCHASE OF BLINKING OWL DISTILLERY, LLC SECURITIES BY BLINKING OWL DISTILLERY I EB, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Type of Security:	Class B Non-Voting Units ("Class B Units")
Terms:	"Early Bird" valuation of $80 per Class B Unit for the first $250,000 based on a $20,000,000 pre-money valuation; Following the "Early Bird", $100 per Class B Unit and a $25,000,000 pre-money valuation up to the Maximum Fundraise Target

To view a copy of the contract, please see Appendix B, Investor Contracts of the Form C filing.